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Exhibit 99.1

Press Release Including 2009 Outlook

FIRST QUARTER 2009
Report to shareholders for the period ended March 31, 2009

Suncor Energy first quarter results

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see Non-GAAP Financial Measures in Suncor's 2009 first quarter Management's Discussion and Analysis (MD&A). This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

Suncor Energy Inc. recorded a first quarter 2009 net loss of $189 million ($0.20 per common share), compared to net earnings of $708 million ($0.77 per common share) in the first quarter of 2008. Excluding unrealized foreign exchange impacts on the company's U.S. dollar denominated long-term debt, mark-to-market accounting losses on commodity derivatives, and costs related to start-up or deferral of growth projects, first quarter 2009 earnings were $227 million ($0.24 per common share), compared to $805 million ($0.87 per common share) in the first quarter of 2008. Cash flow from operations was $479 million in the first quarter of 2009, compared to $1.161 billion in the first quarter of 2008.

The decrease in earnings was primarily due to lower price realizations, as benchmark commodity prices were significantly weaker in the first quarter of 2009 compared to the same period in 2008. This was partially offset by increased margins in our downstream business segment and reduced oil sands royalty expenses.

"If you back out the effects of accounting impacts from mark-to-market and foreign exchange losses, and the non-structural charges for deferred growth projects, you'll see that from an operational perspective we had a solid quarter, while financial performance was reflective of current economic conditions," said Rick George, president and chief executive officer. "Downstream margins were strong and we reported record quarterly production in the upstream."

Suncor's total upstream production averaged 314,500 barrels of oil equivalent (boe) per day during the first quarter of 2009, compared to 286,200 boe per day in the first quarter of 2008. Higher production primarily reflects improved operational efficiency at the company's oil sands operations, as well as additional volumes processed on a fee-for-service contract for Petro-Canada, which came into effect on January 1, 2009.

Oil sands production contributed an average 278,000 barrels per day (bpd) in the first quarter of 2009, compared to first quarter 2008 production of 248,000 bpd. Natural gas production averaged 219 million cubic feet equivalent (mmcfe) per day in the first quarter of 2009, compared to 229 mmcfe per day in the first quarter of 2008.

"Over the past year, we've made concerted efforts and significant investments targeting improved reliability and increased efficiency at our oil sands operations," said George. "This quarter's production numbers are a real testament to this work and should position us well for good results in 2009, particularly if crude prices hold up."

Oil sands cash operating costs averaged $33.70 per barrel in the first quarter of 2009, compared to $31.55 per barrel during the first quarter of 2008. The increase in cash operating costs per barrel was primarily due to an increase in operational expenses, partially offset by lower energy input costs and reduced third-party bitumen purchases.

Growth update

On March 23, 2009, Suncor and Petro-Canada (TSX:PCA) (NYSE:PCZ) announced that they have agreed to merge the two companies. Upon completion of the transaction, which will require shareholder approval, regulatory approval, as well as a review by the Canadian Competition Bureau, the combined entity is expected to operate corporately and trade under the Suncor name while maintaining the strong brand presence and customer loyalty of Petro-Canada in refined products. The transaction is anticipated to close in the third quarter of 2009.

"This merger creates a made-in-Canada energy leader with the assets, cost structure and financial strength to compete globally," said George, who will continue in the role of president and chief executive officer with the merged company. "The combined portfolio boasts the largest oil sands resource position, a strong Canadian downstream brand, solid conventional exploration and production assets, and low-cost production from Canada's east coast and internationally."

While merger review and approval processes continue, work is ongoing on two significant capital projects at Suncor's oil sands operations. Construction of the Firebag sulphur plant, previously targeted for completion in the second quarter of 2009, is now scheduled for completion early in the third quarter of 2009, with the delay due to the delivery schedule of modules from key vendors. The project cost is expected to exceed the upper end of the original cost range (approximately $375 million) with a final estimated cost in excess of $400 million as a result of the increased cost of major equipment. When complete, the plant is expected to support sulphur emissions reductions for existing and planned in-situ developments.

In addition, the company is nearing completion of its Steepbank extraction plant. This plant, which is targeted for completion in the third quarter of 2009, is expected to provide improved reliability and productivity for the company's oil sands mining and extraction assets.

Suncor does not anticipate an update to growth project plans until after the close of the proposed merger with Petro-Canada. At that time, all capital projects from both companies are expected to be reviewed with a view to directing capital investment toward projects with the strongest near-term cash flow potential, highest anticipated return on capital and lowest risk.

             Suncor Energy Inc.
 002    2009 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Outlook

Suncor's outlook provides management's targets for 2009 in certain key areas of the company's business. Outlook forecasts are subject to change and do not reflect the proposed merger with Petro-Canada.

	Three Month Actuals Ended March 31, 2009	2009 Full Year Outlook

Oil Sands
Production (bpd) (1)	278 000	300,000 (+5%/-10%)
Sales
Diesel	9%	11%
Sweet	45%	39%
Sour	42%	48%
Bitumen	4%	2%
Realization on crude sales basket (2)	WTI @ Cushing less Cdn$1.33 per barrel	WTI @ Cushing less Cdn$4.50 to Cdn$5.50 per barrel
Cash operating costs (3)	$33.70 per barrel	$33.00 to $38.00 per barrel

Natural Gas
Production (4) (mmcf equivalent per day)	219	210 (+5%/-5%)
Natural gas	91%	92%
Liquids	9%	8%

(1)
Includes 23,000 bpd in the first three months of 2009 processed by Suncor for Petro-Canada for which Suncor receives a processing fee. Volumes received under this arrangement are not included as purchases for financial statement presentation.

(2)
Excludes the impact of hedging activities.

(3)
Cash operating cost estimates are based on the following assumptions: (i) production volumes and sales mix as described in the table above; and (ii) a natural gas price of $7.10 per gigajoule ($7.50 per mcf) at AECO. This goal also includes costs incurred for third-party bitumen processing, but does not include costs related to deferral of growth projects. Cash operating costs per barrel are not prescribed by Canadian generally accepted accounting principles (GAAP). This non-GAAP financial measure does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Suncor includes this non-GAAP financial measure because investors may use this information to analyze operating performance. This information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See Non-GAAP Financial Measures on page 17.

(4)
Production target includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This mmcf equivalent may be misleading, particularly if used in isolation.

The 2009 outlook is based on Suncor's current estimates, projections, assumptions and year-to-date performance for the 2009 fiscal year and is subject to change. Assumptions are based on management's experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be relevant. Assumptions of the 2009 outlook include implementing reliability and operational efficiency initiatives which we expect to minimize unplanned maintenance in 2009.

Factors that could potentially impact Suncor's operations and financial performance in 2009 include:

•
Bitumen supply. Ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage and in-situ reservoir performance could impact 2009 production targets. Production could also be impacted by the availability of third-party bitumen.

•
Performance of recently commissioned upgrading facilities. Production rates while new equipment is being lined out are difficult to predict and can be impacted by unplanned maintenance.

•
Unplanned maintenance. Production estimates could be impacted if unplanned work is required at any of our mining, production, upgrading, refining or pipeline assets.

•
Crude oil hedges. Suncor has hedging agreements for approximately 60% of targeted production in 2009 and for 50,000 bpd in 2010. For further details of our hedging activities, see page 12 in Suncor's first quarter MD&A.

For additional information on risk factors that could cause actual results to differ, please see page 19 of Suncor's 2008 Annual Report.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 First Quarter    003

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  Exhibit 99.1
Press Release Including 2009 Outlook